Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

July 27, 2021

Scott Anderegg Jennifer López-Molina Division of Corporation Finance Office of Trade & Services U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Lifesci Acquisition II Corp.
Draft Registration Statement on Form S-4
Submitted June 16, 2021
CIK No. 0001819113

Dear Mr. Anderegg and Ms. López-Molina:

On behalf of our client, Lifesci Acquisition II Corp., a Delaware corporation (the “Company” or “LSAQ”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated July 15, 2021 (the “Comment Letter”) regarding the Company’s confidential draft Registration Statement on Form S-4 (the “Draft Form S-4”).

Contemporaneously, the Company is filing via EDGAR the Registration Statement on Form S-4 (“Form S-4”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

In addition, pursuant to Rule 418(b) as promulgated under the Securities Act of 1933, as amended, the Company is providing under separate cover additional materials on a supplemental basis for the use of the Staff and as requested in Comment 16 (the “Supplemental Materials”), which the Company requests the Staff to return upon completion of its review.

Draft Form S-4 submitted June 16, 2021

Prospectus Cover Page, page 1

1.	Please disclose on the prospectus cover page that the current LSAQ Public Stockholders will own approximately 6% of the combined company’s outstanding shares of common stock, and that the Science 37 stockholders would own approximately 75.1% of the outstanding common stock of the combined company.

RESPONSE: Changes in response to the Staff’s comment are reflected on the prospectus cover page.

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Scott Anderegg Jennifer López-Molina July 27, 2021 Page 2

2.	We note that the consideration for the business combination will include converting each Science 37 Warrant that is outstanding and unexercised into a warrant exercisable to receive common stock. Please clarify if you are registering these converted warrants and their underlying common stock in this offering, as your fee table and related notes suggest otherwise.

RESPONSE: Changes in response to the Staff’s comment are reflected on the cover page of the Form S-4 to clarify that the Company is registering the common stock underlying the converted warrants, but is not registering the warrants.

Summary of the Proxy Statement

Redemption Rights, page 21

3.	We note your disclosure on page F-7 that “the Sponsor and Chardan Healthcare Investments LLC have agreed to (i) waive their redemption rights with respect to Founder Shares and any Public Shares they may acquire during or after the Initial Public Offering in connection with the consummation of a Business Combination.” Please describe any consideration provided in exchange for these agreements.

RESPONSE: As described in the Letter Agreements, dated November 20, 2020, by and between the Company’s officers, directors and shareholders, a form of which was filed as Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on November 25, 2020, the Initial Stockholders, including the Sponsor and Chardan Healthcare Investments LLC, agreed to (i) waive their redemption rights with respect to Founder Shares and any Public Shares they may acquire during or after the IPO in connection with the consummation of a Business Combination “to induce the Company and the Underwriters to enter into the Underwriting Agreement and to proceed with the IPO, and in recognition of the benefit that such IPO will confer upon [each Initial Stockholder] as a shareholder of the Company.” No additional consideration was provided in exchange for these agreements.

Interests of Certain Persons in the Business Combination, page 22

4.	In your disclosure here and on page 86 under the same caption, please revise your disclosure to also include the private warrants that would be cancelled and the value of the warrants. In addition, please augment your disclosure here to clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other LSAQ stockholders experience a negative rate of return in the post-business combination company.

RESPONSE: Changes in response to the Staff’s comment are reflected on page 25 and 92 of the Form S-4.

Scott Anderegg Jennifer López-Molina July 27, 2021 Page 3

Risk Factors, page 28

5.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

RESPONSE: In response to the Staff’s comment, the Company has revised the Form S-4 to include a new risk factor relating to the material risks to unaffiliated investors presented by taking the Company public through a merger rather than an underwritten offering. Please see pages 55 and 56 of the Form S-4.

6.	We note your disclosures on page 82 that "[i]n light of the COVID-19 Pandemic and recent logistical technology developments, the FDA has reiterated its support of decentralized clinical trials" and on page 122 that "[m]uch of the growth in DCTs was catalyzed by the COVID-19 pandemic in early 2020...The U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMA”) each issued guidance directing sponsors to implement DCT techniques in order to maintain study continuity." Please address the risk that the FDA may not continue to promote the use of DCT techniques after the pandemic and its potential effect on Science 37's business, if applicable.

RESPONSE: Changes in response to the Staff’s comment are reflected on page 39 of the Form S-4.

In the event that a significant number of public shares are redeemed, our common stock ..., page 62

7.	Please discuss here, as you do on page 67, the risk that if too many shareholders redeem their shares it may impact your ability to proceed with the Business Combination.

RESPONSE: In response to the Staff’s comment, the Company has revised the Form S-4 to include a new risk factor on page 66 to discuss the risk that if too many shareholders redeem their shares it may impact the Company’s ability to proceed with the Business Combination.

Background of the Business Combination, page 78

8.	We note your February 23, 2021 discussion with PWP, and that as a result of the discussion LSAQ submitted a revised LOI to PWP that contemplated a $1 billion pre-money valuation with no earnouts. Please revise your disclosure to describe the basis for the change in your pre-money valuation.

RESPONSE: Changes in response to the Staff’s comment are reflected on pages 84 and 85 of the Form S-4.

Scott Anderegg Jennifer López-Molina July 27, 2021 Page 4

9.	Please expand the disclosure in this section to include a more detailed description of the negotiations which occurred in order to establish the core terms of the business combination, such as the share consideration, including the exchange ratio and earnout structure. For example, we note your disclosure that “[o]n February 23, 2021...LSAQ and PWP discussed a number of key commercial terms of LSAQ’s proposals, including valuation, concurrent financing size, and earnout structures," and that "[i]n March 21, 2021, LSAQ emailed a further revised LOI to Science 37, PWP, and Cowen, which included changes to the earnout shares, including an increase in both the quantity of shares issued and the strike prices that would trigger the earnouts, and synchronization of the sponsor and Science 37 stockholder lockup periods.” Please address the substance of the parties' multiple conversations and discussions that resulted in the changes to the core terms included in the various drafts of the Merger Agreement and Letters of Intent, as well as any key points of disagreement and how they were resolved.

RESPONSE: Changes in response to the Staff’s comment are reflected on pages 85 and 86 of the Form S-4.

Selected Comparable Public Company Analysis, page 85

10.	To provide additional context for investors, please revise your disclosure to disclose the material aspects of the underlying information and analyses used by the Board such as, if applicable, actual (i.e. numbers) financial and market data, and comparable companies analysis (including the names of the companies), so that shareholders can understand how this information supported the Board's recommendation. In this regard, we note your disclosure that "LSAQ then compared selected implied valuations of these comparable companies to the proposed pre-money valuation for Science 37 of $1,000,000,000," and that based on that information “the Board determined that the pre-money valuation of Science 37 was fair." However, we do not note a discussion of the implied valuations of the comparable companies.

RESPONSE: Changes in response to the Staff’s comment are reflected on pages 90 and 91 of the Form S-4.

11.	We note that you have provided Science 37's projected sales for 2021 through 2024 which results in a Sales CAGR of 87.1% for 2021-2023. Please provide additional information with respect to the underlying assumptions of Science 37's sales projections so stockholders can evaluate the projections and their reasonableness when making their investment decision. As a related matter, please describe how these projected sales relate to the proposed pre-money valuation for Science 37 of $1,000,000,000. In this regard, we note your disclosure the the Board determined that the pre-money valuation of Science 37 was fair, in-part due to the projected sales.

RESPONSE: Changes in response to the Staff’s comment are reflected on page 91 of the Form S-4.

Scott Anderegg Jennifer López-Molina July 27, 2021 Page 5

12.	None of the factors discussed here appear to pertain to the consideration to be paid as part of the transaction. Explain if the Board took this factor into account in recommending the transaction.

RESPONSE: Changes in response to the Staff’s comment are reflected on page 85 of the Form S-4.

Certain Engagements in Connection with the Business Combination and Related Transactions, page 86

13.	Please revise your discussion in this section to address in greater detail the role that the financial advisors played in the transaction negotiations and valuation discussions. Please clarify whether the financial advisors delivered any reports to the Board that were materially related to the transaction. If they did, please revise your disclosure to state as much and provide the information required by Item 4(b) of Form S-4.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as described in the Draft Form S-4, Science 37 engaged each of Cowen and Company, LLC (“Cowen”) and Perella Weinberg Partners (“PWP”) as financial advisors to assist Science 37 in connection with the negotiation of the transaction. Additionally, LSAQ also engaged Cowen to act as sole placement agent in connection with the PIPE Investment. Both Cowen and PWP communicated with the Company and other potential merger candidates on behalf of Science 37 and assisted Science 37 with evaluating the commercial terms of the letters of intent submitted by the Company. However, neither Cowen nor PWP provided a valuation report, fairness opinion or any other report, opinion or appraisal that was material to the transaction within the scope of Item 4(b) of Form S-4. The Company has revised the disclosure on page 92 and 93 for the Form S-4.

Interests of Certain Persons in the Business Combination, page 86

14.	We note your disclosure that "[p]ursuant to the Sponsor Support Agreement, the Sponsor has agreed, among other things, to amend the agreement relating to the Private Placement Warrants held by the Sponsor such that they will represent the right to receive 3,146,453 shares of common stock at the Effective Time." Please discuss the potential dilutive effect to public stockholders, if applicable.

RESPONSE: Changes to include a discussion of the dilutive effect to public stockholders relating to the conversion of the Private Placement Warrants in response to the Staff’s comment are reflected on pages 25 and 92 of the Form S-4.

Scott Anderegg Jennifer López-Molina July 27, 2021 Page 6

Proposal No. 2 - The Charter Approval Proposal, page 90

15.	It appears that this proposal includes three changes from majority to supermajority voting requirements. Please ensure your proxy card will allow shareholders to vote on each material change to the charter separately. Alternatively, provide us with your analysis as to why you are not required to unbundle these proposals. Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as Question 201.01 of the Compliance and Disclosure Interpretations Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has undertaken an analysis of Rule 14a-4(a)(3), as well as reviewed guidance in Question 201.01 of the Compliance and Disclosure Interpretation Regarding Unbundling under Rule 14a-4(a)(3). In response to the Staff’s comment, the Company has revised the Form S-4 to “unbundle” Proposal No. 2 into five separate proposals—Proposals 3A to 3E, each of which proposes an amendment affecting stockholder rights and also contains disclosure concerning the reasons for and general effect of the proposed provision. Stockholders are instructed to cast their votes on each additional proposal separately and will be provided the opportunity to do so in the proxy card.

Overview, page 117

16.	Please provide support for the following statements or characterize them as your beliefs.

•	Your statement in the last sentence of the second full paragraph of this section that "[i]f a typical drug can get to market three months earlier, it is estimated that between $54 million and $720 million of additional revenue can be generated over the life of that drug..."

•	Your statement in the last sentence of the third paragraph that "[o]nly about 8% of patients are approached to join a clinical trial because most do not live near a participating research site. About 20% of the patients recruited do not complete the full study. In parallel, only about 5% of providers participate in clinical research due to the high cost and low incentives to house clinical teams or send patients out of their practice for a clinical trial. In the end, approximately 80% of trials experience delays, 94% of them greater than one month, resulting in timelines of 7-13 years to launch drug treatments globally."

•	Your statement on page 119 that "Global annual research and development spending has increased from $33.4 billion in 1993 to current annual spending of approximately $195 billion, growing at a 4% to 5% compounded annual growth rate."

With respect to the information you cite, if any reports were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

RESPONSE: The Company advises the Staff that the statements cited in the Staff’s comment are based on third-party information that is publicly available or available through subscriptions that are available to the public for a fee. The Company directs the Staff to the Supplemental Materials, where the Staff can find copies of the sources of the third-party information underlying the statements cited in the Staff’s comment, with the relevant portions of such sources highlighted. The Company also advises the Staff that certain of the statements cited in the Staff’s comment have been revised on pages 125, 127 and 128 of the Form S-4.

Scott Anderegg Jennifer López-Molina July 27, 2021 Page 7

The Company further advises the Staff that none of the information cited by the Company is based on any reports commissioned by the Company for use in connection with the registration statement.

Disrupting a $195 Billion Total Addressable Market, page 121

17.	We note your statement that "Science 37 estimates that its serviceable available market is approximately $60 billion, and expects its serviceable available market to grow at an approximately 6% CAGR over the next five years." Please define and disclose any material assumptions and limitations associated with the estimate underlying the calculation of Science 37's serviceable available market.

RESPONSE: Changes in response to the Staff’s comment are reflected on page 130 of the Form S-4.

Information About Science 37, page 128

18.	In order to better understand the source of revenue, please disclose the percentage of revenue contributed by each of the three primary product offerings, as well as the number of customers in each product offering. Please also discuss, in an appropriate place in your prospectus, the general type of contracts entered into by customers in such service lines, including material terms such as pricing terms, performance periods, renewal terms and termination provisions.

RESPONSE: The Company respectfully advises the Staff that Science 37 operates and manages its business at a consolidated level, inclusive of each of its product offerings. The Company derives its revenues primarily from two sources: (i) contractual arrangements to enable and enhance clinical trials through technology and/or services (Full DCT and Metasite), and (ii) licensing of its proprietary Technology Platform to a variety of life science institutions. Generally, the Company's two sources of revenue are combined into one customer contract and are considered one performance obligation, because the promise to transfer individual services is not separately identifiable from other promises in the contracts, and therefore, is not distinct. Only the consolidated operating results are regularly reviewed by the entity's Board of Directors and management team to assess overall performance and make decisions about resource allocation. The percentage of revenue contributed by each product offering and the number of customers for each product offering are not material factors Science 37 considers in its decision-making processes while managing its business, as market factors, competition and demand are generally consistent across Science 37's respective product offerings and therefore are not critical to understanding the underlying business drivers. Accordingly, the Company does not believe that such disclosure would constitute material information for investors.

Changes in response to the portion of the Staff’s comment regarding customer contracts are reflected on page 141 of the Form S-4. The Company respectfully advises the Staff that the additional disclosure on page 141 of the Form S-4 is broadly applicable to Science 37’s customer contracts regardless of service line. While the specific terms of contracts vary, these variances are customer- or contract-specific, rather than service line-specific.

Scott Anderegg Jennifer López-Molina July 27, 2021 Page 8

19.	We note that you included months in the "Traditional Trial Workflow" diagram included as Exhibit 1. To ensure comparability, please also consider including months in Exhibit 2, which includes the diagram for the "Decentralized Trial Workflow" or tell us why you believe such disclosure is not required.

RESPONSE: Changes in response to the Staff’s comment are reflected on page 128 of the Form S-4.

Trusted, Deep Relationships with Science 37's Large and Growing Customer Base: , page 129

20.	We note that Science 37 has "numerous strategic collaborations [that] demonstrate its strong relationships with customers." Please file any material agreements associated with such relationships as exhibits and revise your disclosure to include a description of the material terms of such agreements. In this regard, we also note your disclosure that "[f]or the year ended December 31, 2019, four customers — Boehringer Ingelheim International, GmbH (“Boehringer Ingelheim”), Sanofi US Services Inc, Otsuka Pharmaceutical Development & Commercialization, Inc. and UCB Biopharma SPRL — individually each represented greater than 10% of revenue."

RESPONSE: The Company acknowledges the Staff's comment and, after further review, advises the Staff that the Company does not believe that it is required to file the agreements with any of the customers referenced in the Staff's comment.

The Company acknowledges that contracts with Boehringer Ingelheim International, GmbH, Sanofi US Services Inc., Otsuka Pharmaceutical Development & Commercialization, Inc. and UCB Biopharma SPRL accounted for approximately 20.2%, 10.1%, 11.4% and 40.2%, respectively, of Science 37's revenue for the year ended December 31, 2019, and that contracts with Boehringer Ingelheim International, GmbH, Freenome Holdings, Inc. and PPD Development, L.P. accounted for approximately 17.1%, 13.6% and 38.4%, respectively, of Science 37's revenue for the year ended December 31, 2020. However, Science 37's agreements with each of these customers were entered into in the ordinary course of business conducted by Science 37 and Science 37 does not believe it is substantially dependent on any of these agreements under Item 601(b)(10)(ii) of Regulation S-K. Science 37 provides services to each of these customers under its standard agreements. Science 37's agreements with these customers do not include a term or duration, and services under each agreement are generally limited in scope to a particular clinical trial or project. The Company advises the Staff that none of the other terms in its agreements with these customers are material. Accordingly, the Company believes that the agreements themselves are not material, and that the material information regarding these relationships is adequately described throughout the Form S-4.

Moreover, the Company believes that, individually, these customer agreements are not material contracts within the meaning of Regulation S-K, Item 601(b)(10)(ii)(B) thereof, which requires the filing of “[a]ny contract upon which the registrant's business is substantially dependent … or license or other agreement … upon which registrant's business depends to a material extent.” Although the Company believes that it is beneficial for investors to be informed of Science 37's relationships with these customers, the Company respectfully advises the Staff that Science 37's business is not substantially dependent on any individual customer agreement.

Scott Anderegg Jennifer López-Molina July 27, 2021 Page 9

Exclusive forum for certain lawsuits, page 163

21.	We note here your disclosure that the exclusive provision contained in your amended and restated certificate of incorporation will not apply to Exchange Act claims and there will be concurrent state and federal jurisdiction for Securities Act claims. However, your risk factor on page 58 states that "the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act." Please revise to ensure consistent disclosure concerning claims filed under the Securities Act. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

RESPONSE: The exclusive provision described under “DESCRIPTION OF LSAQ’S SECURITIES - Exclusive forum for certain lawsuits” on page 163 of the Draft Form S-4 relates to the exclusive forum provision in the Company’s current amended and restated certificate of incorporation (the “Existing Charter”), which will be superseded by the proposed second amended and restated certificate of incorporation (the “Proposed Charter”) and the exclusive forum provision in the amended and restated bylaws (the “Combined Company Bylaws”) described in the risk factor on page 58 of the Draft Form S-4. The Company has revised the Form S-4 to clarify that upon consummation of the Business Combination, and effectiveness of the Combined Company Bylaws, the exclusive forum provision will provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, superseding the exclusive provision contained in the Existing Charter. The Company has also revised the risk factor on page 62 of the Form S-4 in response to the Staff’s comment.

2020 Bonuses, page 188

22.	Please explain in greater detail how you calculated the annual bonus for each executive officer. Please provide the actual targets and the actual performance of the company or the executive that resulted in the annual bonus. Refer to Item 402(b)(1)(v) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff's comment. However, as stated in the Draft Form S-4, the Combined Company qualifies as both an “emerging growth company” as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act and a “smaller reporting company” as defined in Item 10(f) of Regulation S-K. Item 402(l) of Regulation S-K provides that a registrant that qualifies as an “emerging growth company” or “smaller reporting company” “may provide the scaled disclosure in paragraphs (m) through (r) [of Item 402 of Regulation S-K] instead of paragraphs (a) through (k), (s) and (u) of this Item.” Accordingly, the requirements set forth in Item 402(b)(i)(v) of Regulation S-K do not apply to the Combined Company.

Scott Anderegg Jennifer López-Molina July 27, 2021 Page 10

Security Ownership of Certain Beneficial Owners and Management, page 199

23.	Please revise your tabular disclosure to identify the natural person(s) who have sole or shared voting or investment power for the securities beneficially owned by the entities identified in the table. For example, please provide the identity of the natural persons who serve as managers of Foresite Capital Management. For guidance, please refer to Item 403 of Regulation S-K.

RESPONSE: Changes in response to the Staff’s comment are reflected on pages 208 and 209 of the Form S-4.

Settlement Agreement with Former Executive Officer and Director, page 206

24.	Please revise your disclosure to name Noah Craft and Belinda Tan as the parties to the settlement agreement as you did in the financial statements for Science 37.

RESPONSE: The Company has revised the disclosure on page 214 in the Form S-4 in response to the Staff’s comment.

Certain Relationships And Related Party Transactions, page 207

25.	We note references to the section of this proxy statement/prospectus entitled 'Management — Conflicts of Interest', throughout your registration statement. However, we cannot locate such section in your filing. Please revise as necessary or tell us where you have included this section.

RESPONSE: The Form S-4 was amended to remove references to the section entitled 'Management — Conflicts of Interest'.

Business Combination Marketing Agreement, page F-14

26.	We note your disclosure here that LSAQ’s IPO underwriter, Ladenburg Thalmann & Co. Inc., provided additional services after your IPO. In an appropriate place in the body of the prospectus, please quantify the aggregate fees payable to Ladenburg Thalman & Co. that are contingent on completion of the business combination.

RESPONSE: Changes in response to the Staff’s comment are reflected on pages 82 and 83 of the Form S-4.

Scott Anderegg Jennifer López-Molina July 27, 2021 Page 11

LifeSci Acquisition II Corp.

Notes to Condensed Financial Statements, March 31, 2021

Note 7. Stockholders' Equity, page F-14

27.	We note that you account for the private warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

RESPONSE: The private warrants of LSAQ (the “Private Placement Warrants”) are atypical of those generally issued by a SPAC. Because there were no public warrants issued to investors in LSAQ’s initial public offering, there are no differences in terms or settlement mechanics for the Private Placment Warrants held by the Sponsor compared to other warrants that would be held by public investors. Many of the typical indexation and equity classification issues that result in SPAC warrants being classified as a liability are based on the form of warrant having different settlement provisions for different holders (officers and directors, sponsor, or just public investors). For example, the holder of the Private Placement Warrants does not impact the cashless exercise mechanics, how the adjustments upon a fundamental transaction are made, or whether the instrument is redeemable by the Company above defined prices to effectively cap the economic upside. Please see the further analysis attached as Annex A to this letter.

General

28.	In an appropriate place discuss the terms of the earnout shares, such as the triggering events.

RESPONSE: Changes in response to the Staff’s comment are reflected on page 74 of the Form S-4.

29.	Please revise your disclosure throughout the filing to address the potential impact of redemptions on non-redeeming shareholders and all possible sources and the extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination, including:

•	the potential impact on the per share value of the shares owned by non-redeeming shareholders by revising your sensitivity analysis to show a range of redemption scenarios, including interim redemption levels. In this regard, we note that you have only included minimum and maximum redemption levels on page 22; and

•	disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. In this regard, we note that it appears that underwriting fees remain constant and are not adjusted based on redemptions.

RESPONSE: Changes in response to the Staff’s comment are reflected on pages 23 and 24 of the Form S-4.

Scott Anderegg Jennifer López-Molina July 27, 2021 Page 12

30.	Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

RESPONSE: Changes in response to the Staff’s comment are reflected on pages 25 and 92 of the Form S-4.

Scott Anderegg Jennifer López-Molina July 27, 2021 Page 13

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner

Scott Anderegg Jennifer López-Molina July 27, 2021 Page 14

Annex A

PURPOSE

To determine the accounting classification and measurement of the Private Warrants of LifeSci Acquisition II Corp. (the “Company”)

SUMMARY CONCLUSION

The Private Warrants should be classified as equity.

BACKGROUND

The Company was incorporated in Delaware on December 18, 2019.

On November 24, 2020, the Company consummated the Initial Public Offering of 8,009,041 shares of common stock (the “Public Shares”), which includes the partial exercise by the underwriter of its over-allotment option in the amount of 509,041 Public Shares, at $10.00 per Public Share, generating gross proceeds of $80,090,410. Note that no warrants were issued as part of the Initial Public Offering .

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 3,146,453 warrants (the “Private Warrants”) at a price of $0.90 per Private Warrant in a private placement to LifeSci Holdings, LLC (the “Sponsor”), an entity affiliated LifeSci Capital LLC, generating gross proceeds of $2,831,809. Each Private Warrant is exercisable to purchase one share of common stock at an exercise price of $11.50 per warrant.

The Private Warrants will become exercisable at any time commencing on the later of (1) one year after the closing of the Initial Public Offering or (2) 30 days after the consummation of a Business Combination; provided that the Company has an effective and current registration statement covering the shares of common stock issuable upon the exercise of the Public Warrants and a current prospectus relating to such shares of common stock.

The Private Warrants purchased by the Sponsor may be exercisable on a cash or cashless basis, at the option of the holder, and will not be exercisable more than five years from the commencement of sales of the Initial Public Offering, in accordance with FINRA Rule 5110(g)(8)(A), as long as the Sponsor or any of its related persons beneficially own these Private Warrants.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.

Primary Relevant Guidance: The primary guidance derives from the provisions of the Accounting Standards Codification (“ASC”) published by the Financial Accounting Standards Board (“FASB”). The principal ASC provisions associated with this analysis are:

•	FASB ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”)

•	FASB ASC Topic 815-10, Derivatives and Hedging - Overall (“ASC 815-10”)

•	FASB ASC Topic 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815-40”)

•	FASB ASU No. 2017-11, (Part I) Accounting for Certain Financial Instruments With Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests With a Scope Exception (“ASU 2017-11”)

Scott Anderegg Jennifer López-Molina July 27, 2021 Page 15

Nonauthoritative Guidance:

•	PwC’s Accounting Guide - Financing transactions, partially updated February 2021 (“PwC Guide”)[1]

•	KPMG Handbook – Debt and equity financing, May 2021 (“KPMG Handbook”)

ISSUE

Should the Private Warrants be classified within liability or equity?

ANALYSIS & CONCLUSIONS

Figure 5.1 from the PwC Guide:

The first step is to determine whether the Private Warrants are freestanding financial instruments. A freestanding financial instrument is one that meets either of the following conditions:

a.       It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions.

b.       It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.

Viewing a Contract as Freestanding or Embedded (ASC 815-10-15-5):

The notion of an embedded derivative, as discussed in paragraph 815-15-25-1, does not contemplate features that may be sold or traded separately from the contract in which those rights and obligations are embedded. Assuming they meet this Subtopic's definition of a derivative instrument, such features shall be considered attached freestanding derivative instruments rather than embedded derivatives by both the writer and the current holder.

The Private Warrants were issued on a standalone basis and are separately exercisable. The Private Warrants are freestanding instruments.

1 Available at https://www.pwc.com/us/en/cfodirect/publications/accounting-guides/financing-transactions-debt-equity-instruments.html

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The next step is to assess whether the Private Warrants are within the scope of ASC 480. A freestanding written call option on a company’s own shares (i.e., a warrant) would typically be excluded from ASC 480. The following instruments would be classified as a liability within the scope of ASC 480 (based on 480-10-25):

1.	Mandatorily redeemable financial instruments issued in the form of shares.

2.	Obligations that require or may require repurchase of the issuer’s equity shares by transferring assets (e.g., written put options and forward purchase contracts), and

3.	Certain obligations to issue a variable number of shares where at inception the monetary value of the obligation is based solely or predominantly on:

a.	A fixed monetary amount known at inception, for example, a payable settleable with a variable number of the issuer’s equity shares,

b.	Variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares, or

c.	Variations inversely related to changes in the fair value of the issuer’s equity shares, for example, a written put option that could be net share settled.

The Private Warrants do not meet the criteria in ASC 480-10-25, above, for liability classification and therefore are not within the scope of ASC 480. Specifically:

1.	The Private Warrants are not mandatorily redeemable (nor are they in the form of a share), so criterion 1, above, is not applicable.

2.	The Private Warrants are not cash redeemable, and represent an obligation to issue non-redeemable common stock of the Company. They do not represent an obligation of the Company to purchase its own equity shares (criterion 2, above).

3.	The Private Warrants obligate the Company to issue a fixed number of shares of common stock at the exercise price, so criterion 3, above, is also not applicable. The adjustment provisions for stock dividends and splits and the related adjustments to number of shares may potentially result in a variable number of shares to be issued but as these adjustments are intended to maintain the economic value of the Private Warrants after such significant events, the provisions do not result in the Private Warrants being within the scope of ASC 480.

Per ASC 480-10-55 a warrant for puttable or mandatorily redeemable shares conditionally obligates the issuer to ultimately transfer assets and such obligation is conditioned on the warrant's being exercised and the shares obtained by the warrant being put back to the issuer for cash or other assets. Thus, warrants for both puttable and mandatorily redeemable shares are analyzed the same way and are liabilities. The Company’s common stock is the underlying to the Private Warrants. The common stock is subject to redemption by the holders, in certain circumstances outside of the Company’s control, until closing of an initial Business Combination, after which time the common stock is no longer subject to redemption. The Private Warrants are not exercisable prior to closing an initial Business Combination. The Private Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. As such, settlement of the Private Warrants will be in nonredeemable shares and the Warrants do not fall within the scope of ASC 480-10-25.

Management notes that the Private Warrants do not exhibit any of the above characteristics and, therefore, would not be classified as liabilities under ASC 480.

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Analysis of freestanding equity-linked instrument (Figure 5.6 from PwC Guide):

The guidance in ASC 815-40 must be applied to freestanding instruments, regardless of whether the instrument meets the definition of a derivative. If an instrument is not considered indexed to the reporting entity’s own stock, it should be classified as an asset or a liability and recorded at fair value with changes in fair value recorded in the income statement. This applies to freestanding instruments that meet the definition of a derivative, and those that do not.

Indexed to a Company’s Own Stock (ASC 815-40-15)

ASC 815-40-15 addresses when an instrument, or embedded component that meets the definition of a derivative, is considered indexed to a reporting entity’s own stock. The guidance requires a reporting entity to evaluate an instrument’s contingent exercise provisions and then the instrument’s settlement provisions, using the following two-step assessment outlined in ASC 815-40-15-5 through 15-8 with implementation guidance in ASC 815-40-55-26 through 55-48:

Step 1 — Evaluate any exercise contingencies — Exercise contingencies based on an observable market or index that is not based on the issuer’s stock or operations preclude an instrument from being considered indexed to an entity’s own stock.

Step 2 — Evaluating whether each settlement provision is consistent with a fixed-for-fixed equity instrument — Any settlement amount not equal to the difference between the fair value of a fixed number of the entity’s equity shares and a fixed monetary amount precludes an instrument from being considered indexed to an entity’s own stock (with a certain exception for variables that would be inputs to the valuation model for a fixed-for-fixed forward or option contract).

Exercise contingency is defined as “a provision that entitles the entity (or the counterparty) to exercise an equity-linked financial instrument (or embedded feature) based on changes in an underlying, including the occurrence (or nonoccurrence) of a specified event. Provisions that accelerate the timing of the entity's (or the counterparty's) ability to exercise an instrument and provisions that extend the length of time that an instrument is exercisable are examples of exercise contingencies.”

ASC 815-40-15-7A states that “an exercise contingency would not preclude an instrument (or embedded feature) from being considered indexed to an entity's own stock provided that it is not based on (a) an observable market, other than the market for the issuer's stock (if applicable), or (b) an observable index, other than an index calculated or measured solely by reference to the issuer's own operations (for example, sales revenue of the issuer, EBITDA of the issuer, net income of the issuer, or total equity of the issuer).” If the evaluation of Step 1 does not preclude an instrument from being considered indexed to the entity's own stock, the analysis would proceed to Step 2. ASC 815-40-15-7B goes on to state that “provisions that accelerate the timing of the entity's (or the counterparty's) ability to exercise an instrument and provisions that extend the length of time that an instrument is exercisable are examples of exercise contingencies.”

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Step One – Exercise Contingencies

Any contingent provision that affects the holder’s ability to exercise the instrument or embedded component must be evaluated. ASC 815-40-20 defines an exercise contingency as “a provision that entitles the entity (or the counterparty) to exercise an equity-linked financial instrument (or embedded feature) based on changes in an underlying, including the occurrence (or nonoccurrence) of a specified event. Provisions that accelerate the timing of the entity’s (or the counterparty’s) ability to exercise an instrument and provisions that extend the length of time that an instrument is exercisable are examples of exercise contingencies.”

In applying Step 1, an exercise contingency does not preclude an instrument from being considered indexed to an entity’s own stock provided that it is not based on either of the following, according to ASC 815-40-15-7B:

a.	“An observable market, other than the market for the issuer’s stock (if applicable)

b.	An observable index, other than an index calculated or measured solely by reference to the issuer’s own operations (e.g., sales revenue of the issuer, earnings before interest, taxes, depreciation and amortization of the issuer, net income of the issuer, or total equity of the issuer)

If the evaluation of Step 1 (this paragraph) does not preclude an instrument from being considered indexed to the entity’s own stock, the analysis shall proceed to Step 2 (see paragraph 815-40-15-7C).”

Section 8A.7 of the KPMG Handbook notes the following regarding the above guidance: “If an equity-linked financial instrument has a contingent exercise provision, it first has to be analyzed under Step 1 of the indexation guidance before it can be analyzed under Step 2. If it does not have a contingent exercise provision, Step 1 is skipped and the instrument is analyzed under Step 2.”

The Private Warrants will become exercisable at any time commencing on the later of (1) one year after the closing of the Initial Public Offering or (2) 30 days after the consummation of a Business Combination; provided that the Company has an effective and current registration statement covering the shares of common stock issuable upon the exercise of the Private Warrants and a current prospectus relating to such shares of common stock.

These exercise contingencies are not based on an observable market or an observable index, so the evaluation of Step 1 does not preclude the Private Warrants from being considered indexed to the entity's own stock.

Step Two – Settlement Provisions

An instrument shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the following:

a.       The fair value of a fixed number of the entity’s equity shares

b.       A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

The strike price or the number of shares used to calculate the settlement amount is not considered fixed if the terms of the instrument or embedded component allow for any potential adjustment (except as discussed below), regardless of the probability of the adjustment being made or whether the reporting entity can control the adjustment.

ASC 815-40-15-7E discusses the exception to the “fixed for fixed” rule. This exception allows an instrument to be considered indexed to the reporting entity’s own stock even if adjustments to the settlement amount can be made, provided those adjustments are based on standard inputs used to determine the value of a “fixed for fixed” forward or option on equity shares.

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A fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including all of the following:

a.       Strike price of the instrument

b.       Term of the instrument

c.       Expected dividends or other dilutive activities

d.       Stock borrow cost

e.       Interest rates

f.       Stock price volatility

g.      The entity’s credit spread

h.      The ability to maintain a standard hedge position in the underlying shares.

Settlement adjustments designed to protect a holder’s position from being diluted by a transaction initiated by an issuer will generally not prevent a freestanding instrument or embedded component from being considered indexed to the issuer’s own stock provided the adjustments are limited to the effect that the dilutive event has on the shares underlying the instrument. Common examples of acceptable adjustments include the occurrence of a stock split, rights offering, stock dividend, or a spin-off. In addition, settlement adjustments due to issuances of shares for an amount below current fair value, or repurchases of shares for an amount that exceeds the current fair value of those shares, should also be acceptable.

Management analyzed the adjustments to the exercise price under Step 2 of ASC 815-40-15-7. The warrant agreement provides for an adjustment to the number of common shares issuable under the warrants and/or adjustment to the exercise price, for stock dividends and splits, as follows:

The Private Warrants may be exercised by presentation and surrender hereof to the Company at its principal office with the Purchase Form annexed hereto (the “Purchase Form”) duly executed and accompanied by payment of the Exercise Price for the number of Warrant Shares specified in such Purchase Form (which may take the form of a “cashless exercise” pursuant to Section (a)(2) if so indicated in the Purchase Form).

The Holder shall pay the Exercise Price in immediately available funds; provided, however, that the Holder may, in the Holder’s sole discretion, satisfy its obligation to pay the Exercise Price through a “cashless exercise”, in which event the Company shall issue to the Holder the number of Warrant Shares determined as follows:

X = Y(A-B)/A

where

X = the number of Warrant Shares to be issued to the Holder.

Y = the total number of Warrant Shares with respect to which this Warrant is being exercised.

A = the Fair Market Value (as defined below) of one Share on the trading day immediately preceding the date on which Holder elects to exercise this Warrant by means of a “cashless exercise.”

B = the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

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For purposes of this Warrant, “Fair Market Value” means, for any security as of any date, the price determined by the first of the following clauses that applies: (a) if the Shares are then listed on a national securities exchange, the daily volume weighted average price of the Shares for such date (or the nearest preceding date) on the trading market on which the Shares are then listed as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:00 p.m. (New York City time)), (b)  if the Shares are quoted on the OTC Bulletin Board or the OTC Market, the average closing bid price on such market for the five most recently completed trading days, (c) if paragraphs (a) or (b) are not applicable, if an appraiser hired by the Company has provided a report on the fair market value of a Share within the 12-month period preceding the date on which Holder elects to exercise this Warrant by means of a “cashless exercise,” the fair market value of a share of Shares as determined by such appraiser, or (d) if none of the foregoing is applicable, the price determined by the Board of Directors of the Company in good faith.

In the case of a cashless exercise, as the settlement amount is the difference between the fair value and a fixed monetary amount (the exercise price), and the provision is the same for all Warrants, the Private Warrants are not precluded from being indexed to their own equity.

Anti-Dilution Adjustments

Share Capitalizations and Sub-Divisions. If the Company, at any time while this Warrant is outstanding, (i) declares a share capitalization on its Shares or otherwise makes a distribution on any class of shares that is payable in Shares, (ii) subdivides its outstanding Shares into a larger number of shares, or (iii) combines its outstanding Shares into a smaller number of shares, then, in each such case, the Exercise Price shall be multiplied by a fraction, the numerator of which shall be the number Shares outstanding immediately before such event and the denominator of which shall be the number of Shares outstanding immediately after such event. Any adjustment made pursuant to this Section (h)(1) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this Section (h)(1) shall become effective immediately after the effective date of such subdivision or combination.

Number of Warrant Shares. Simultaneously with any adjustment to the Exercise Price pursuant to Section (h)(1), the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the increased or decreased number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.

ASC 815-40-55-42 states that for these types of events, if the adjustment to the strike price is based on a mathematical formula that determines the direct effect that the occurrence of such dilutive events should have on price of the underlying shares, this does not preclude an instrument from being considered indexed to the Company’s own stock, as the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed option on equity shares. As a result, these sections do not preclude the Warrants from being considered indexed to the Company's own stock.

We also considered whether the following Fundamental Transaction provision qualifies under Step 2:

Fundamental Transactions. If, at any time while this Warrant is outstanding (i) the Company effects any merger or consolidation of the Company with or into another Person, (ii) the Company effects any sale of all or substantially all of its assets or a majority of its Shares is acquired by a third party, in each case, in one or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or a third party that is conducting such an offer pursuant to an agreement or arrangement with the Company) is completed pursuant to which all or substantially all of the holders of Shares are permitted to tender or exchange their shares for other securities, cash or property, or (iv) the Company effects any reorganization or reclassification of Shares or any compulsory share exchange pursuant to which the Shares are effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of Shares covered by Section (h)(1) above) (in any such case, a “Fundamental Transaction”), then the Holder shall have the right thereafter to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant without regard to any limitations on exercise contained herein (the “Alternate Consideration”). The Company shall not effect any such Fundamental Transaction unless prior to or simultaneously with the consummation thereof, any successor to the Company, surviving entity or the corporation purchasing or otherwise acquiring such assets or other appropriate corporation or Person shall assume the obligation to deliver to the Holder, such Alternate Consideration as, in accordance with the foregoing provisions, the Holder may be entitled to receive, and the other obligations under this Warrant. The provisions of this Section (h)(3) shall similarly apply to subsequent transactions analogous of a Fundamental Transaction type.

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The adjustments specified above do not adjust the number of common shares issuable under the warrants and/or adjustment to the exercise price. The Private Warrants are atypical for those generally issued by a SPAC. Because there were no public warrants issued to investors in the SPAC’s Initial Public Offering, there are no differences in terms or settlement mechanics for the Private Warrants held by Sponsor compared to other warrants that would be held by public investors. Many of the typical indexation and equity classification issues that result in SPAC warrants being classified as a liability are based on the form of warrant having different settlement provisions for different holders (officers and directors, sponsor, or just public investors). For example, the holder of the Private Warrants does not impact the cashless exercise mechanics, how the adjustments upon a fundamental transaction are made, or whether the instrument is redeemable by the Company above defined prices to effectively cap the economic upside.

As a result, this section does not preclude the Private Warrants from being considered indexed to the Company's own stock.

Based on the above analysis, the warrants are considered to be indexed to the Company’s own stock.

Evaluation of Classified in Stockholders’ Equity (ASC 815-40-25)

ASC 815-40-25-1 and 25-2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or equity.

The initial balance sheet classification of contracts generally is based on the concept that:

a.       Contracts the require net cash settlement are assets or liabilities

b.       Contracts that require settlement in shares are equity instruments.

Further, an entity shall observe both of the following:

a.       If the contract provides the counterparty with the choice of net cash settlement or settlement in shares, Subtopic ASC 815-40-25 assumes net cash settlement.

b.       If the contract provides the entity with a choice of net cash settlement or settlement in shares, ASC 815-40-25 assumes settlement in shares.

Therefore, contracts that are settled by gross physical delivery of shares or net share settlement may be equity instruments. Contracts that require or permit the investor to require a reporting entity to net cash settle are accounted for as assets or liabilities at fair value with changes in fair value recorded in earnings. Contracts that a reporting entity could be required to settle in cash should be accounted for as an asset or liability at fair value, regardless of whether net cash settlement would only occur under a remote scenario.

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For clarification, the Private Warrants have the option to be exercised either on a cash or cashless basis, but DO NOT have the ability to be cashed out instead of receiving shares when they exercise. Cashless exercise (net share settlement) of warrants does not trip liability accounting. Further, there is no early termination scenario under a fundamental transaction or otherwise that allows the Private Warrant holders to receive cash unless all other shareholders also receive cash in a reorganization event (no tender offer provision often found in SPAC warrants).

For a shares-settled contract to be classified as equity, each of the following additional conditions in ASC 815-40-25 (post-adoption of ASC 2020-06) must also be met to ensure that the issuer has the ability to settle the contract in shares (all of the conditions must be met).

a.	Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.

b.	Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

c.	Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

d.	No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the SEC.

e.	No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions.

f.	No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

g.	No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.

These conditions are intended to identify situations in which net cash settlement could be forced upon the issuer by investors or in any other circumstance, regardless of likelihood, except for (1) liquidation of the company or (2) a change in control in which the company’s shareholders also receive cash. The criteria in 815-40-25-10 is analyzed as follows:

Share-settlement Criteria	Application to Warrants

a. Settlement permitted in unregistered shares	Yes. The Private Warrants and the shares underlying the Warrants are not initially registered.
b. Entity has sufficient authorized and unissued shares	Yes. The Company has sufficient authorized and unissued shares available to settle the Private Warrants.
c. Contract contains an explicit share limit	Yes. The warrant is a written call option with a stated notional. The Company will mathematically never be required to issue more than the stated notional, other than for stock splits and stock dividends.
d. No required cash payment if entity fails to timely file	Yes. There are no cash payment provision if the Company were to not timely file.
e. No cash-settled top-off or make-whole provisions	Yes. There are no provisions in the contract that provide for top-off, make-whole, or similar cash settlement.
f. No counterparty rights rank higher than shareholder rights	Yes. No warrant holder rights higher than the rights of an ordinary shareholder.
g. No collateral required	Yes. There are no collateral requirements.

Based on the above analysis, the Private Warrants should be classified within stockholders’ equity.

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Overall Conclusion:

Based upon the above analysis, the Company concluded that the Private Warrants meet the requirements for equity classification because they are considered to be indexed to the Company’s common stock and would be classified in stockholders’ equity.